Date: May 22, 2008

To: Ms. Tia Jenkins
Senior Assist. Chief Accountant
Office of Beverages, Apparel and Health Care Services
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

SENT VIA EDGAR

Re:	Sino Gas International Holdings, Inc. File No. 0-51364 Form 10-KSB/A No. 2 for the Year Ended Dec. 31, 2006 Filed on Dec. 7, 2007

Dear Ms. Jenkins:

On behalf of Sino Gas International Holdings, Inc. ( the “Company”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff's letter, dated February 7, 2008, with respect to Amendment No. 2 to our annual report on Form 10-KSB (the “10-KSB/A”).

We understand and agree that:

•	Sino Gas is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	Sino Gas may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Part I. Item 1. Description of Business, page 2
Overview of Our Business, page 3

1.
Please disclose the dollar amount translation for the total gas distributed and supplied in the table on page three. To the extent that the translated amounts are different from those reported in your financial statements, disclose the reasons for these differences, and state the reasons why you believe that this information is meaningful to investors.

Response:

In response to Commission’s comments, we disclosed the dollar amount translation for the total gas distributed and supplied in the table on page 3 of the Form 10-KSB/A. The amounts are translated into United States dollars from RMB at average exchange rates of 7.9819 and 8.2033 for the years ended December 31, 2006 and 2005, respectively.

	At and for the year ended December 31,
	2006	2005
Total gas distributed and supplied (US$)	3,912,502	3,925,664
Distribution network (km)	390	187.8
Number of industrial customers	5	4
Number of residental customers	48,199	23,700

Part II. Item 6. Management’s Discussion and Analysis, page 23

2.
We note your response to prior comment 97 of our letter dated April 27, 2007. We continue to believe that to the extent that your customers obtain both gas connection services and the delivery of gas, revenue recognition for the connection fees may not represent a separate earnings process. Please tell us whether you sell natural gas to the same customers for which you perform connection services. If so, please revise your disclosures to address how the connection fees represent a separate earnings process in accordance with Staff Accounting Bulletin Topic 13(a)(3)(f) or other applicable guidance. Please cite the specific accounting literature that supports your revenue recognition for the connection fees.

Response:

In response to Commission’s comments, we respectfully submit that we do have some customers to whom we do not sell natural gas. Up until now, this type of customers are the industrial users who is very close but not in the region of our concession rights.

In addition, the Company has two distinct sets of customers:

(1) Land Developers/Construction Companies. The Developers/Construction Companies hire the Company to install gas lines on the land or in the building project. The Company also earns revenue by building the connection pipelines between the main pipelines (which the Company owns) and the lines on the land or buildings under development. The Company is acting as a sub-contractor and the service fees are paid by the Developers/Construction Companies.

(2) The Company also sells gas to end consumers. Accordingly, in connection with our response to Comment 10 of Commission’s comments, we submit that the Company earns revenue from two distinct business lines: (A) construction of pipelines for land developers, and (B) the sales of piped gas to end consumers. Connection fees are required to be paid by the customers that buy piped gas. However, as a matter of simplifying the logistics and the administration of the connection fees, the land developers pay the fees upfront, on behalf of the end customers that buy the piped gas. The earnings process is considered finished upon completion of the build-out of the gas pipelines. There is little to no additional work that must be performed by the Company in order to earn the connection fees. In other words the connection fee is a one time setup fee for initiating gas delivery through the pipeline.

We added the above additional disclosures to page 25 of Form 10-KSB/A.

Accounts Receivable. page 30

3.
We note your response to prior comment 132. Given the extended payment terms relating to your revenue transactions, please revise to disclose the accounts receivable days sales outstanding for each period presented. Disclose the reasons for significant changes from the prior period.

Response:

In response to Commission’s comments, we revised financial statements on page F-18 of Form 10-KSB/A under Note 3.

Part II. Item 7. Financial Statements, page 43

Report of Independent Registered Public Accounting Firm, page F-1

4.
The report of the independent accountant states that the audit was conducted in accordance with auditing standards of the Public Company Accounting Oversight Board. As discussed in PCAOB Auditing Standard No. 1, the reference to the PCAOB standards should not be limited to the auditing standards of the PCAOB. Please request your independent auditor to revise its report accordingly.

Response:

In response to Commission’s comments, our public auditor revised the statements on page F-1 of Form 10-KSB/A.

Statement of Cash Flows, page F-6

5.
We note your response to prior comment 150. However, no revisions appear to have been made to the cash flow statement. Please revise to separately disclose the cash paid for acquisitions and cash paid for income taxes as previously requested.

Response:

In response to Commission’s comments, we revised financial statements on page F-6 of Form 10-KSB/A.

Note 1 - Organization and Principal Activities, page F-7

6.
We note your response to prior comment 151. Note that the disclosures required by paragraphs 51-57 of SFAS 141 may be required even if the financial statements for the acquired entities are not required to be provided under Item 310(c) of Regulation S-B. Please revise to provide the requested information, including the purchase price allocation(s) and pro forma disclosures, or explain in detail how you determined that the information would not be material to the users of the financial statements.

Response:

In response to Commission’s comments, we revised financial statements on page F-27 of Form 10-KSB/A under Note 19. We include all necessary disclosures for material acquisitions.

7.
We note your response to prior comment 152. Please explain in more detail how you determined that the disposition of Anping Weiye was not required to be classified as a discontinued operation in accordance with SFAS 144. We note that your disclosure indicates that this entity was sold for RMB 33,000,000, or approximately $4.3 million, an amount which exceeds 10% of your total assets at December 31, 2006.

Response:

In response to Commission’s comments, the amount of RMB 33,000,000 for which Anping Weiye Gas Co. was sold is wrong due to our oversight. The correct amount is RMB 3,300,000, or approximately US $430,000, an amount not exceeding 10% of our total assets as of December 31, 2006. We revised our disclosures on page F-24 of Form 10-KSB/A under Note 14.

8.
Since the proceeds received for the disposition of Anping Weiye exceeded 10% of your total assets, it appears that the disposition should have been reported under Item 2.01 of Form 8-K, and that the significant agreements relating to this disposition should have been filed as material contract exhibits. Please file a Form 8-K reporting the disposition, or tell us why you believe that no filing is required.

Response:

In response to Commission’s comments, we respectfully submit that in connection with our response to comment 7 above, the disposition of Anping Weiye did not exceed 10% of our total assets as of December 31, 2006, and therefore no filing on Form 8-K is required.

Note 2(H) Summary of Significant Accounting Policies
Investments in Equity Securities, page F-11

9.
We note your responses to prior comments 128 and 130. As previously requested, please provide summarized information regarding the results of operations for Beijing Zhongran Xiangke Oil Gas Technology Co., Ltd. in accordance with paragraph 20(d) of APB Opinion 18. Also, please confirm that no amortization of goodwill pertaining to this investment has occurred since the adoption of SFAS 142, and revise your disclosure on page F-11 to eliminate the reference to the amortization of the premium paid to acquire the investment.

Response:

In response to Commission’s comments, we revised financial statements on page F-11 of Form 10-KSB/A under Note 2(d).

Note 2(P) Summary of Significant Accounting Policies
Revenue Recognition, page F-15

10.
Please expand Management’s Discussion & Analysis and the footnotes to the financial statements to disclose your revenue recognition policies separately for each source of revenue described on page 23, including construction and installation of gas facilities, operation and management of local pipelines, distribution of natural gas, operation and management of oil and gas stations, and development of natural gas technology. Your present disclosure appears to address only the construction and installation of gas facilities and the distribution of natural gas. Please address the four criteria outlined in SAB Topic 13 for each significant revenue source. Address the existence of highly material estimates or assumptions and how these matters may affect your financial statements. Refer to Interpretative Release 33-8350, which can be obtained at: www.sec.gov/rules/interp/33-8350.htm. Discuss the duration and typical terms of your contracts for each significant revenue source. Specify if there are typically up front fees, contingencies or other significant terms, in conjunction with your revenue transactions and how these items are accounted for and are reflected in the financial statements.

Response:

In response to Commission’s comments, the Company maintains that it only has two sources of revenues: (1) installation of gas pipelines for land and building projects, and (2) the sales of piped natural gas.

The multiple sources of revenue as described as (1) construction and installation of gas facilities, (2) operation and management of local pipelines, (3) distribution of natural gas, (4) operation and management of oil and gas stations, and (5) development of natural gas technology are not an accurate description of our revenue sources because all the business activities (#1 through 5) are necessary to the sale of gas to end customers. The Company must construct gas pipelines and stations, and subsequently manage and operate them in order to sell piped gas to end customers. The Company carries the stations and the pipeline network as its own assets, and these assets are all attributable to the Company earnings revenue from piped gas. Any development of proprietary technologies serve to continually improve the value, efficiency, and safety of the company’s station and pipeline network.

Secondly, the Company also earns revenue by constructing pipes within housing and building developments. These pipes become part of those buildings and sold to land developers at the completion of the development. Those projects are recognized on a percentage of completion method. However, these projects have short durations and do not cross accounting periods, especially at year end.

Note 2(Z) Summary of Significant Accounting Policies
Net Income Per Share, page F-17

11.
We note your response to prior comment 119. The revised disclosure is inconsistent with your financial statements in numerous respects, including net income, weighted average basic and diluted share, and the periods presented in the financial statements. Please revise your disclosure accordingly.

Response:

In response to Commission’s comments, we revised financial statements on page F-24 of Form 10-KSB/A under Note 15.

Note 3 - Pledge Bank Deposits, page F-18

12.
We note your disclosure that pledged bank deposits represent restricted cash. If such amounts are not available to finance your current operations, it would appear that such amounts should be classified as non-current assets. Refer to Chapter 3, Section A, paragraph 6 of ARB 43 and revise the financial statements accordingly.

Response:

In response to Commission’s comments, we respectfully submit that the Pledge Bank Deposits, now renamed restricted cash, should be considered current as they are used to settle notes payables, which are bank drafts, when the Company, through its bank, issues them to vendors. The Company would not be able to issue notes without having this restricted cash to settle these accounts. Having the restricted cash allows the Company to issue notes which in turn has the same effect of expending the cash directly.

Note 4 - Accounts Receivable, page F-18

13.
We note your response to prior comment 132. Please revise the financial statements to state the allowance for doubtful accounts at each balance sheet date, and the bad debt expense recorded during each financial statement period. In addition, please revise your cash flow statement to separately present bad debt expense as specified in paragraph 132 of SFAS 95, or tell us why you believe that no revision is required.

Response:

In response to Commission’s comments, we revised financial statements on page F-18 of Form 10-KSB/A under Note 3.

Note 10 - Capital Stock, page F-21

14.
We note your disclosure on page nine regarding the options to purchase 100,000 shares that were granted for investor relations services. Please revise your disclosure to state the material terms of the options and any related agreements, the fair value of the options and the major assumptions used to value them, and where the resulting expense is recorded in your statement of operations. Refer to SFAS 123(R) and EITF 96-18 as appropriate.

Response:

In response to Commission’s comments, we revised financial statements on page F-27 of Form 10-KSB/A under Note 18.

15.
We note your disclosure on page nine regarding the 1.86 million stock options that were granted to employees in December 2006. Please revise the financial statements to disclose the amount of compensation expense recognized, and to provide all of the information required by paragraphs 64-65 and A240-A242 of SFAS 123(R).

Response:

In response to Commission’s comments, the Company has not issued any stock options to its employees as of Dec 31, 2006. Our board of directors approved a stock option plan in December 2006, which granted to employees options to purchase a total of 1.86 million shares of our common stock over a three-year period. However, the Company failed to implement this plan. Thus, we deleted the statement from the page 8 of Form 10-KSB/A.

16.
We note your responses to prior comments 124-127 of out letter dated April 27, 2007, which refer to revisions to page F-26 of your amended filing. However, we did not note any significant revisions to your filing. Please provide a detailed explanation of how your evaluated each of the matters identified in prior comments 124-127 with respect to your accounting treatment for the convertible preferred stock and related warrants issued in September and October 2006. Revise your financial statements as requested by each comment, or explain in detail why you believe that no revisions are required. We may have additional comments after reviewing your responses.

Response:

In response to Commission’s comments, we have revised financial statements on pages F-22 and F-24 of Form 10-KSB/A under Note 10-Capital Stock and Note 12-Business Segment. We also revised item of Construction Preferred Dividend-Amortization of Beneficial Conversion of $6,418,864 on pages F-4 and F-5 of Form 10-KSB/A.

In further response to Commission’s comments, we submit that the Company has thoroughly considered the Commission’s comments in regards to the recognition of the securities issued in the Company’s private placement financing in September and October of 2006.  Accordingly, the Company revised its financial statements to account for those securities.  The Company carried out the following procedures in recognizing the transactions: (1) considered the attributes of the preferred stock and considered the security akin to equity and as such recorded the security as an equity instrument, (2) used a fair value approach to allocate the net proceeds of the offering between the convertible preferred stock and the warrants, (3) tested for and determined that there was a beneficial conversion feature, (4) recorded the a amortization of the beneficial conversion feature as constructive preferred dividend as a charge against retained earnings, and (5) after considering the effect of the beneficial conversion feature, the Company did not recognize any more charges for the potential ratchet feature of the securities.”

17.
We note your disclosure on page F-26 that the preferred B stocks feature to reset the conversion price upon the occurrence of certain events was cancelled in September 2007 as part of the equity financing. It appears that during the time the preferred B stock with the ratchet feature was outstanding, this embedded conversion feature should have been evaluated under paragraphs 12 and 60-61 of SFAS 133 to determine whether it should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. Please advise or revise.

Response:

In response to Commission’s comments, we respectfully submit that the ratchet feature should not have been bifurcated and a beneficial conversion feature (BCF) has been recognized against the our retained earnings as a constructive preferred stock dividend. As a result of the BCF, the Company believes that a charge for the ratchet feature has already been accounted for as a return of capital, and therefore no additional charges should be taken against retained earnings.

18.
If you believe that the conversion feature meets the criteria for bifurcation, tell us how you evaluated whether the scope exception in paragraph 11(a) of SFAS 133 was applicable, considering the relevant guidance in EITF 00-19 and EITF 05-02. The ratchet feature along with the provision to issue additional shares based upon certain revenue targets, each would appear to preclude the instrument from meeting the definition of conventional convertible outlined in paragraph 4 of EITF 00-19.

Response:

In response to Commission’s comments, we respectfully submit that the conversion feature should neither be bifurcated nor treated as a derivative. It is part of the equity instrument and is beneficial in nature. It should be charged against retained earnings as shown by the constructive preferred dividend.

19.
After considering the comments above, please revise to disclose your accounting treatment for the beneficial conversion feature relating to the convertible preferred stock, if applicable. Refer to APB 14, EITF 98-5 and EITF 00-27.

Response:

In response to Commission’s comments, we updated the financial statements to reflect the recognition of a charge against retained earnings and an increase to additional paid-in capital to account for the beneficial conversion feature of the convertible preferred stock.

Note 17 - Subsequent Events, page F-26

20.
Please tell us when the registration rights agreements were amended to waive the liquidated damages provision and file the waiver agreement as exhibits. Also, tell us how you accounted for these arrangements during the time for which they were outstanding, in accordance with FASB Staff Position No. EITF 00-19-2. Revise your disclosures as appropriate.

Response:

In response to Commission’s comments, we respectfully submit that the Company had accrued a liability in 2006 as a reduction of Additional Paid in Capital in the first financing transaction that occurred in 2006 under FSP 100-19-2. On September 7, 2007, the company entered into a Warrant Purchase Agreement, in which the former Registration Right Agreement was terminated. For a copy of the waiver of liquidated damages provision, please see section 1.1(e) of exhibit 10.5 of our current report on Form 8-K filed with the Commission on September 14, 2007.

Other 1934 Act Reports

21.
Please tell us when the disposition of Anping Weiye occurred, and how the disposition was accounted for and reported in your financial statements. Revise your periodic reports as appropriate to ensure that the proceeds received form the disposition are separately identified in your cash flow statement(s), and that the information required by SFAS 144 is provided. Please note that the information required by paragraph 47 of SFAS 144 should be provided even if the entity is not classified as a discontinued operation.

Response:

In response to Commission’s comments, we respectfully submit that Anping Weiye was disposed of in June 2007 for RMB 3,300,000 or approximately US$433,230. We respectfully submit that, as we stated in responses to comments 7 & 8 above, because the amount is less than 10% of our total assets as of December 31, 2006, no separate current report on Form 8-K is required to be filed.

22.	Please amend your other periodic reports as appropriate, to address the matters noted in our comments above, or tell us when you intend to do so.

Response:

In response to Commission’s comments, we respectfully submit that no additional filing is required.

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

/s/ Yuchuan Liu
Yuchuan Liu
Chairman & CEO